UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Transcript of
Southeastern Asset Management, Inc. (“SAM”)
Southeastern/Longleaf Conference Call
October 7, 2008
Participants
Lee Harper, Vice President, Southeastern Asset Management, Inc.
O. Mason Hawkins, Chairman & CEO, Southeastern Asset Management, Inc.
G. Staley Cates, President, Southeastern Asset Management, Inc.
Presentation
Operator
Good day everyone and welcome to the Southeastern and Longleaf Conference. As a reminder today’s conference is being recorded. At this time for opening remarks and introductions I would like to turn things over to Ms. Lee Harper. Please go ahead.
Lee Harper – SAM — Vice President
Alright. Thank you Miranda, and thanks to all for dialing in or for those of you who are joining us on the web. It has been a long time since we hosted a conference call and we are new at doing the webcasting part of it so we will ask your patience on the technical side of things and we have lots of back up in case we do not get this right. But here at Southeastern on this call we have myself, I am Lee Harper, Mason Hawkins, Staley Cates and Andrew McDermott; Andrew is calling in from overseas. The plan or format for the call today will be some opening remarks that Mason will make first followed by Staley, then we’ll do a question and answer with callers asking over the phone and Miranda will give you instructions later of how to do that. We also have webcast participants who are able to enter questions via the internet and we’ll be to read those as well. We will take questions from both groups and try to get to as many as we can, we are cognizant to some extend everyone’s time so we’ll try to get as I say, do as many questions as we can and hopefully some of our remarks will answer some of the questions you all have on your minds at this point.
Please keep in mind, the other thing is that purpose of the call is to provide some perspective given the environment we’re in and to talk in particular about how Southeastern and Longleaf are positioned to take advantage of this environment. The purpose of this is not to address specific trading details or size of positions, information that we usually release with our third quarter reports. And those will be released for the Longleaf funds on November 13th on the web. With that I’ll let Mason kick it off.
Mason Hawkins –SAM — Chairman & CEO
Thanks Lee. Over 33 years we have operated successfully through, I might add six bear markets and we’re in our seventh. Each has had its unique causes and catalyst but all have seen prices collapse, as forced emotional, fearful speculators have had to sell to unwind or deleverage their balance sheets. This time the speculators were the investment banks, certain bank holding companies, regional banks, insurance companies and many hedge funds all have employed extreme leverage. Each bear market has been difficult to stomach but each has provided an immense profit opportunity for the long-term investor who owned and bought strongly financed companies when they sold at large discounts from conservative appraisals. This time likewise will yield huge rewards for the long-term patient investor. Intelligent liquidity providers during these periods of panic and financial duress we believe very strongly will reap high risk adjusted returns and like those that people like Warren Buffet have experienced and returns like those that have made him the world’s richest person.
According to the data provided, by the New York University Stern School of Business, stocks performed worse this decade than any decade in history. The S&P 500 is down 17% from its peak in early 2000, in the decade of the 30’s following the 1929 peak, stocks were down 8.9%. Academicians Eugene Fama and Kenneth French recently published a study that found that value stocks have declined two years in a row, only five times. During the Great Depression, 30-32, at the beginning of World War II 1939-41, during the era of oil embargo 1973-74, when the internet bubble popped in 2001-2002 and now as the housing bubble deflates. After the four prior two year declines, stocks snapped back an average of 60% the following 12 months.
Longleaf shareholders and Southeastern’s institutional clients are well positioned to post high returns when the psychology of fear abates because: first, our price-to-value ratios are in the 40’s and are at the most attractive levels in our history. Our investors, in the main, are industry leaders and very competitively entrenched. Our companies are strongly financed. They produce large amounts of free cash flow and most are aggressively retiring their shares, thereby increasing our ownership percentages and the values per share. The Longleaf portfolios average cash earnings yield is over 11% today and that 11% is some two and a half times the ten year US treasury yield. Importantly our pre-cash flow yield is after tax and will grow nicely over the next decade. The treasury return of course is pretax and fixed. Most of our companies will increase their earnings coupons after inflation. The ten year bond could be quite a victim of higher prices.
Some pundits are talking depression and positing that today’s environment is somewhat analogous to the 1930’s. We strongly disagree and believe that such talk is not only irresponsible but is not supported by the facts. As you know, Smoot-Hartley in the 1930’s threw barriers to trade and raised tariffs. Today, goods and capital float freely around the globe. Banks closed and depositors lost their savings in the 30’s. Today banks emerged, recapitalized or taken over by the FDIC, depositors are protected up to $250,000 and money market funds are now guaranteed and commercial paper is being backstopped by the Fed. The Federal Reserve monetary policy was not accommodating in the 30’s; today it very definitely is. Taxes were raised during the depression; today fiscal policy is expansive. We were in an agrarian economy in the 1930’s with farming disasters one after another; today our GDP is very diverse and most businesses and families are soundly financed. Most importantly, the Federal Reserve data shows that cash on the sidelines in money market funds, CD’s and savings accounts are at a 15 year high. When we add that cash to the T-bills that are owned by individuals, the cash is currently greater than capitalization of the US stock market. There is huge pentup demand for good stocks when confidence improves.
Many signs point to a market being close to a bottom, besides our lowest P-to-V’s, the high free cash flow yields of our equities versus treasuries and two straight negative years of returns for value stocks. The VIX Volatility Measure is the highest in history. Bearish to bullish investor sentiment is approaching extremes. Equity mutual funds and hedge funds are experiencing redemptions and those redemptions are basically going to buy zero return short-term T-bills. Low-grade corporate bond yields are at record levels. That is corporate bond yield spreads are at records vis-a-vis treasuries. Media headlines are classically and almost universally negative. Talk, radio and television exacerbate the bearishness. Prime brokerage accounts are forcing liquidations and/or cash postings, especially cash postings against credit default swaps. Yesterday there were 1973 new lows on the New York Stock Exchange versus only 13 new highs or a record number of net new lows. Today could post a number that is comparable.
If one follows the sagacious counsel of Sir John Templeton and strives to buy the point of maximum pessimism we feel we are in such a period. Likewise if you follow Buffet’s advise to be greedy when others are fearful, now is the time to be an intelligent buyer, now is the time to be greedy in his words. We are premature, as you know we were premature with some of our purchasing beginning almost a year ago. And like a number of you, we wish we had waited with some of our buying power. However, we are very happy with the long-term foundation that we have established and especially that our companies are doing the buying for us today. And as we said earlier, their buying is not only raising our percentage stakes in these good companies, it is increasing their values per share. So with that I’ll turn it over to Staley who is going to talk about some of our individual opportunities as examples so that it puts a little more meat on the bones of the generalizations that I made.
Staley Cates –SAM — President
Well, as Mason says he has talked about the general macro backdrop of a lot of incredible bargains and some extreme undervaluation. And I wanted to talk about that in the context of micro and bottoms up names. And in that vein several questions kind of address those things that we hear most often, including right now, over the website. One is how can we have confidence in our values in this uncertain time as we talked about price-to-values. Secondly how will those values change considering the potentially brutal economic time that the market seems to say that we’re entering and thirdly how do we know that we’ll get paid on any of these values.
So I thought I would start with several names, Dell, DIRECTV and Chesapeake and that is only because they are the three largest names, they have done a lot of damage to our short-term performance but the same attributes would apply to really almost any name we pick out of either partners or small cap or international. But as you probably know Dell is in Partners and International, DIRECTV and Chesapeake are both in the Partners fund. And when we talk about DIRECTV, we basically include Liberty Media because that is their largest single asset, is their holding in DIRECTV.

So if we start with Dell. Dell is going to report earnings of something around $1.50 and we’ll talk in a second about the economic sensitivity of that but if they earned roughly a $1.50 of GAAP earnings per share that would equate to $2 of real free cash earnings because most people understand their negative working capital model and their whole kind of vaunted supply chain which creates a cash conversion cycle that is better than the reported profits, and that means around $2 of free cash flow on a stock that has $5 a share of net cash and no net debt. So at today’s close of around $14 a share, an investor is paying $9 for that $2 of free cash flow before we talk about whether that moves up or down with the economy so that is kind of an unbelievable four and half times after tax free cash flow multiple in very rough terms. What is further interesting about that is that is on a profit stream whose margins are depressed, not just down.
So Dell had about five years of 8% average type operating income margins and now they’re bouncing around 5-6% so it is anything other than peak margins. And that is also against the back drop of management saying that they’ll get 2 billion of cost saves which would get you back to an 8% normal operating income. So on today’s trough margins without assuming that kind of improvement, we’re at this four and half times real PE if you will or P-to-FCF. And then if you look, you know if you look at what that is comprised of, this is a company that over 3/4 of that free cash flow comes from businesses and government. So the consumer may retrench and there may be you know competitive issues with Apple who makes a fantastic machine and HP is coming back and all the headline stuff, but the bottom line is businesses and governments who make up the vast majority of sales and who are usually replacing rather than buying new machines are very unlikely to totally grind to a halt and make our free cash flow an irrelevant number. Looking at the product line, if you look at notebooks, the replacement value of those, the dollar profit pool on those compared to desktops and you look at servers and stores which are huge growth areas and very much related to internet usage. All of those things are over 70% of their profits. So the desktop which seems vulnerable is a very small part of this whole puzzle. And so this map which is not difficult to get at or to see is fully appreciated by the company and by Michael Dell himself. So Michael has spent $200 million of his own money over the last six months, paying in the low 20’s to buy personal stock, even though he already has billions of ownership which is very telling and the company likewise has spent $1.4 billion of their cash in the last quarter repurchasing their stock. The $1.4 billion is just an amazing number because if you annualize that, that is over 20% of today’s market cap that they are on pace buying their shares in. And so you look at this and you say, is the panic right and this stock really should be priced at 14 or is Michael and the company and any kind of rational measure of net present value of free cash flows right and $14 is just nothing but an opportunity. We obviously vote the latter and continue to add as they do.
Moving on to DIRECTV, if we gave an award for operational excellence, it would probably be to Chase Carey and his team right now at DIRECTV. They have taken huge share in their world. They have taken subscribers away from Cable. They have beat dish. They have raised pricing. They have low return. Their margins are growing. This is a company that if we all owned it privately, we would just be nothing but excited. And then interestingly about a week ago, they went away from disc. Basically, the entire bundling ability to partner with AT&T across all of its voice territories and be part of their bundle which also will include wireless and that is a huge deal. If you run the math on what subscribers should be worth and what these incremental subs could be worth, that was a very value additive event and then lo and behold as you have probably seen, the market went totally the other way and knocked billions of dollars off the market cap. This is another company that can add and divide and knows what its own value is and they have been a huge repurchaser of shares as has Dell. And interestingly, John Malone, who invented their competition, i.e., the Cable industry, has been a huge increaser of his stake as well taking Liberty’s stake from 40% to 48% recently. So all of these are huge numbers and huge votes of confidence by very well educated smart industry insiders who again, we think, know more than kind of the current panic atmosphere.
Third interesting example is Chesapeake. Chesapeake is, as you probably know if you read our reports a primarily US, primarily natural gas company and maybe the most striking feature of its incredibly poor performance along with its group over the last few months, is that it is our belief, this is very difficult to prove so this is just our belief that one of the biggest hedge fund liquidation trades these days is selling E&P companies that they have bought against shorting the future strip. There are great hedge funds and poor hedge funds, all of whom are either having redemptions or bracing for redemptions and this is an area where we think we see the most activity which is just absolutely driven, some of the E&P companies to values that are so far below any form of intrinsic appraisal that is just a total joke. So in the case of Chesapeake, Chesapeake today closed at a market cap that is less than the entire Haynesville field that they have found since we bought stock. So if we use our appraisal which is a little lower than the companies, the whole Haynesville effort could be worth around $15 billion which is also a number that at third party, Plains Petroleum bought 20% of the field at that value. So that is a pretty firm cut at it on a couple of fronts and now the entire market cap of Chesapeake is below just that number. And we thought Chesapeake was under valued as we began purchasing it a couple of years ago at a similar price. So sufficed to say our dramatically, wildly higher than the stock price and with under a $25 close today is especially striking in that CEO Aubrey McClendon who has done an incredible job from day one of this company spent $55 million of his own money buying stock this summer in the high 50’s or more than twice today’s price. So either Aubrey who is the founder and has the best look at these properties very specifically is way off or the market’s way off and again we think the market’s way off. So moving on to just more of a general take on our corporate values within the funds and how do we feel about those values.
As we talk about price-to-value, P-to-V, we have taken a lot value pain this year. I mean our biggest fundamental disappointment has been that in our value appraisals as we have communicated to you, we have had hits we have lowered assumptions on some things. We have had hits from the oil spike, we have had the financial you know disaster ramifications affecting different companies and marked those values down accordingly. We have been through a process over the last few quarters of seriously marking down values and continuing to just plan for the worst. But what that says from this point is, we think there is more upside in these appraisals than downside, that we have tightened them down enough that the next moves towards a “normal environment” or to any kind of recovery would be gravy compared to what we’re assuming and that these values are therefore very solid and kind of added to that is the fact that in this kind of dislocation, a great capital allocater, CEO and management team can add dramatic value. So even in a time of low volatility, if we have a partner like John Malone creating almost $10 billion of value as he swaps his News Corp for his DIRECTV. In a time like this, with these kind of dislocations that Mason discussed there is even more potential for that kind of thing and that is not factored into any of our spreadsheets. So we look for that as another source of value building that would again just not be included in today’s appraisals.
Thirdly, in looking at the makeup of our businesses and the question of, what if we do go into a very bad recession or a depression or whatever kind of horrible economic backdrop we have, we would just point out, kind of as we go company by company. You know things like DIRECTV and ESPN and the Discovery Channel are not going to be unplugged just because we are entering a horrible time. And in efforts to save money in a crunch consumers are going to shop and entertain themselves even more than ever online in our opinion which directly benefits Level 3, and Ebay and Dell and Sun and QVC. Businesses will be frantic to raise productivity and lower their costs which is exactly where Dell and FedEx and Sun bring tons of value and their salesmen have that much more of a receptive audience to potential clients.
Fourthly environmental concerns and energy savings we think will continue to be paramount and that is a giant tailwind for people like Chesapeake on the clean natural gas side or for Ingersoll-Rand as they sell HVAC systems or Philips Lighting Systems. Fifthly, every politician and study and everything else concerning infrastructure gives us poor grades and puts us way behind normal spending. And in a time where that’s probably a logical investment to make and may even be made to put people back to work we have companies like ACS and CEMEX and Cheung Kong who will be huge beneficiaries of all things infrastructure. Healthcare is another area that is not going to go away and benefit people like Walgreen’s and Olympus and Philips Medical Division. And then really dumbing it down, basics like feeding your pets and paying for funerals and going to the grocery and buying insurance is going to continue to mean revenues for companies like Del Monte and Service Corp and Harris Teeter and Fairfax and Markel and Willis and Potlatches trees will keep growing whether they cut them right this minute or not. So we can just go on and on but the recession is not going to make cash flow coupons from all of these companies just disappear for ever even if we do get stung a while with a few bad quarters and a few declines at some of these companies. And I guess lastly in terms of what we do not earn, we point out that the heaviest cyclicals and the things that we do think are most vulnerable we really just do not have big exposure to by design which is kind of something we have always hoped to do, you know depression or not. Another topic, how do we think we will get paid or how do we know we’ll get paid. A couple of things here, one would be, if you look back at what I would consider our past crash month, and you can see our monthly performance on our website, going way back, since inception for all three funds. In these crash kind of times, which we are certainly living in now, and along the lines, like in the 87 crash or in huge decline periods in 98 or 02, in those times when we had our kind of disaster months, it is uncanny how similar those were to the stock market, i.e. even though we have overall solid down market performance as graded by Forbes or Morning Star or whoever, if you look back and see how that happened, it has rarely been that we held total ground while everything else crashed, it has been more that we came out of things properly and we just think that is the case now, that some of the excesses that have gone away and created this panic. Some of these things will not bounce and we obviously think many of our things will. And we think as in the past that we will earn our spurs coming out of this as opposed to defying gravity and holding ground when we go into correlations, go to one kind of environment like we have been in. Secondly Mason alluded to the fact that if we just took the average free cash coupon yield that we have across the portfolio that is 11% which is just hugely striking against where government bonds are right now. So if you just start with that kind of free cash coupon and you add to that your own assumption for organic growth of some of the excellent companies we own, then you factor in the huge returns on capital that we also own within these companies and lastly you add any bonus that we do get from very wise capital allocation moves by our management teams. All of these imply huge, huge rates of return from this point even before the very major fact that we could return to a normal market in terms of PE or in terms of price to value. The free cash coupon, as usual, wins the day and that is kind of where our ultimate faith is.
Finally, just we would remind what we have written about in prior letters which is just remember the actual math of share repurchase, which is, if we look at Dell today at $14 instead of $21 just a few weeks ago or if we look at DIRECTV at $23 instead of almost $30 just a few weeks ago, that is really painful to look at and that is exactly what has created this horrible performance to the last few weeks. However just the law of gravity there is, these companies buying in huge shares. If Dell is paying $14 for that share repurchase instead of $21 and DIRECTV is paying $23 for that share repurchase instead of $29 or 30 that is just very simply a huge mathematical addition to NAV as we do come out it. So whenever that does happen, when we do get to this long-term pay off in a more normal time, that is a definitionally better payoff that we can buy in shares at these depressed prices and as we have written that is therefore what we are emphasizing aggressively to our management teams. So with that I will turn it over to Lee Harper.
Lee Harper – SAM — Vice President
Alright, just a few other comments and then we’ll take some questions from over the phone and answer some of the ones that are coming in over the web. One thing that most of our clients do not see is our back office operation and we just want to point out that we are as risk adverse in our operations as we are in our investing that we have talked about. And the current climate magnifies the benefits of these conservative policies. A few examples, the Longleaf board and SAM’s Chief Compliance Officer review our policies regularly and carefully to assess the potential risks of our operation. We have never participated in a securities lending program in the Longleaf portfolios and have actively discouraged our separate account clients from doing so. A number of years ago we actually chose to use only government securities for the funds cash management and eliminated any exposure to Freddie Mac, Fannie Mae or questionably commercial paper or negotiated CD’s. In situations where using prime brokerage was a standard we have worked to avoid the risk of exposure to prime brokerage counterparties.
And then over a year ago one of our research analysts, we had him do a full blown appraisal of State Street which is the funds custodian to review the firm’s financials and their operations and determine whether the company presented any tangential risk to our Longleaf shareholders as their custodian. So those are just some of the things we are doing internally to make sure that our investment as the largest shareholders of the fund and yours are as safe as we think the actual underlying investments in the portfolio are. The other thing that I will quickly address because we have gotten some questions about it over the internet and it is very important is that the mutual fund flows that we have had. We consider ourselves incredibly lucky to have such great partners in our Longleaf funds and in our separate accounts.
And as a result the funds are net positive for the year, the Partners fund, through the end of the September had taken in something like $600 million in net flows. The International fund, just under $60 million and the Small Cap had slight withdrawals, less than 1% of the NAV and since it is a closed fund, that is not surprising. And to that point some people are inquiring about whether we will open the Small Cap fund. We do not anticipate doing that even in this environment, where we have things to buy because of the size and managing that over time. So that is not part of what we are looking at, at this point and do not anticipate it. The important thing to note, in addition to the net flows that are positive in the fund, we have also had net positive flows in our separately managed accounts. And because those two buckets generally own the same names across Southeastern, it is really important to all of us, every single investor in the Longleaf Partners fund, every single client on the separately managed side, that we have had net positive flows because we have been able to be liquidity providers in adding to the number of our stake, as opposed to putting additional selling pressure on our names which a lot of managers have been forced to do. So that is something of note that I think people will find comforting in this time and we certainly are gratified by it as the largest shareholder, as your manager and certainly hope that that trend continues.
Mason Hawkins – SAM — Chairman & CEO
And to that Lee I would also add that the employees of Southeastern and our affiliates have made the largest single purchase of the Longleaf funds in the past week that we’ve made in our history.
Lee Harper – SAM — Vice President
So we are continuing to believe in what we’re talking about in terms of the investment opportunity here. With those comments we will open it up to questions, Miranda would you remind the people on the phones how to ask questions.
Operator
Certainly if you would like to ask a question please press *1 on your touchtone phone, a voice prompt on your phone line will indicate when your line is open. Again that’s *1 at this time for any questions.
Lee Harper – SAM — Vice President
Go ahead and ask the first question.
Operator
And again to our phone audience that is *1 for any questions at this time.

Lee Harper – SAM — Vice President
Miranda while we’re waiting for that first question to come in, several people have asked about the selling and we have as you would imagine taken the opportunity in this environment to trade up for quality in some cases, in addition as you all remember there were three names in the very beginning of the year in the International Fund that we sold that had reached full value, had been a very successful investment. The net of all that is people are curious about distributions and there will be some capital gain distribution in all three funds, it’s minimal in the small cap fund. We should put those estimates on the website in the next week or two and the distribution itself should be on the 6th of November. So there will be some distributions made in all three funds, part of that is from the spill back from last year’s sales at the end of the year and then as I say in the International Fund in particular from several very successful investments that we had. Miranda do you have a call, or question, sorry.
Operator
We do, we’ll take our first question.
<Q>: This is Dave Sidel Could you tell me, could you tell me what your cash investment position is?
Lee Harper – SAM — Vice President
It’s pretty much zero across all three funds, I mean we’re managing a little bit there if we know we’ve got a redemption coming or something like that, but by and large we haven’t had to do that fortunately and you know it’s been less than 2% for a long time now.
<Q>: Thank you.
Lee Harper – SAM — Vice President
Next question Miranda.
Operator
We’ll take our next question.
<Q>: Hi, does the fund still own General Motors?
Staley Cates –SAM — President
I’m sorry?
<Q>: Is General Motors still a part of the portfolio or are you able to give that answer?
Staley Cates –SAM — President
On that one we can because we actually had a filing, a public filing a few weeks ago that showed that we had, had sold our General Motors and bought some General Motors debt actually and past the filing it is pretty mature to talk about it, but we don’t own the common, related to that I should mention as we look at some of the questions scrolled through from the web, that there are a lot of questions about specific views, specific names that we may be looking at or that we already own and we’re not trying to dodge those, we just for the sake of all of our shareholders we don’t want to lay our hand on the table and tell everybody exactly what we think about what we may or may not be doing right now, so some of those questions won’t get answered if we can’t point to an actual filing or portfolio disclosure. But the GM is public.
<Q>: That’s fine, thank you.
Lee Harper – SAM — Vice President
Thank you. One of the questions from the web has been that they noticed that our allocation to Japan has increased and could we explain some of our thinking behind this.
Mason Hawkins – SAM — Chairman & CEO
Well it’s motivated by price to value more than anything. Secondly by the great liquidity that we find on those balance sheets and the flexibility it gives those companies. So it really is company specific, it is not country focused.
Staley Cates –SAM — President
One other thing related to that, that’s another common question we’re getting on some of the web questions relates to price to value. It is, it is worth mentioning that specifically in price to value terms that we are at all time lows, even against prior bear markets. It’s probably not surprising as Mason goes through the math that this is the worst market ever and not just since the depression, what follows from that is these are our most attractive price to values ever. So we never thought we’d see things in the low 40s but that’s what we see across all the portfolios.
Lee Harper – SAM — Vice President
Miranda you want to take the next question.
<Q>: It looks like, can you hear me?
Lee Harper – SAM — Vice President
Yes.
Staley Cates –SAM — President
Yes.
<Q>: It looks like the European banking system is following the path of the United States. I just read today that Ireland had to guarantee deposits in the Irish banks and I think that was followed by Greece and Germany and to me that looks like recession which looks like a greater deficit and problems for their markets. I also noticed that the Euro has been declining recently and that could be the beginning of something that could continue for a while, what’s your outlook for Europe and how will that impact your investments in your International Fund?
Mason Hawkins –SAM — Chairman & CEO
Well first of all it’s a very significant macro question, I think that the banks, the financial institutions there are as challenged as those that we see in the United States and one of the things that we, we certainly can say grace over and be thankful for is that we have avoided the calamitous financial disasters that have caused permanent capital loss. Those things like Freddie and the Fannie and Lehman and certainly AIG, those financial institutions that you reference certainly are going to have their challenges and many of them may lose all of their shareholders equity. So that’s the immediate comet and I think like here in the States there is going to be a period where we have to de-leverage and in that interim period there is going to be you know a dearth of liquidity provided and so it will benefit those companies that are strongly financed and that don’t depend on various borrowings that accommodate them. So that, that’s our response I think to you know the banking system in Europe.
Lee Harper – SAM — Vice President
Okay. We’ve touched on this but maybe we can elaborate a little bit on the question from the Internet. Can you talk about the valuation levels in the market as you see them today in relation to 87, 73 and 74 and 29, 30?
Staley Cates –SAM — President
Well we can both take a whack at this. I think the data is harder to dig up on the indices on 29 and 30 but if you go back to every other bear market that we’ve studied or where you look at the kind of overall market stats, what’s incredibly striking about this is that earnings yield versus the bond yield. So over a long period of time those have been somewhat close to each other, I mean that’s not, it’s not a perfect science but over a long period of time if you felt like the risk premium that you’d associate with equities kind of offset the fact that equities can grow and bonds can’t, then over time you’d see the equity earnings yield or just the inverse of the PE somewhat similar to the bond yield. And so as we went into the 87 crash we had a 10% government yield and a 20 PE, ie a 5% earnings yield and so it wasn’t a yield mystery that those things converged and that we did have a crash. But what’s so incredible about this is the, there are different market PEs thrown around these days but in our opinion the real earnings, the real PE on real earnings power for both the S&P and the Dow is something probably 12 or 13ish on a PE basis. You see these 20s and 25s from the bears but those are often extrapolating giant, giant write offs that are completely non-recurring. And so you had an earnings yield that is pushing 10% on just the market against the, you know long government bonds of 31/2-4% depending on your maturity and that spread is just unprecedented.
Mason Hawkins –SAM — Chairman & CEO
In favor of equities.
Staley Cates –SAM — President
Right.
Mason Hawkins –SAM — Chairman & CEO
We, we might also just say that, in our reported history of P-to-Vs this is as we said prior the lowest P-to-V that we’ve seen by quite a stretch and in the only other time in the 40s was about a 30 day period of less in March of 2000. Going back to 87 as Staley said, vis-à-vis bonds stocks did not get that cheap, the correction basically corrected the overvaluation of equities versus bonds and if you go back to 1974 you know obviously interest rates were 8 or 9% at that point and stocks did get very, very undervalued on that, during that period of time. So all things accounted for, interest rates and stock prices versus the various value metrics we believe the stocks are as cheap as they got in the bottom of 74.

Lee Harper – SAM — Vice President
One of the other questions we’ve got over the web is about employee morale, hasn’t the policy of not allowing other investments really hurt your own employees over the last year?
Staley Cates –SAM — President
Well we’re sitting around this conference room and there are plenty of employees with guns and knives around us so I guess that’s a bad sign. Actually in truth our employees all of whom, not all but most of whom have been here for a long period of time and have invested in Longleaf because we do force that discipline on everybody here, most of our employees and partners have been through this before. They’ve you know seen us go into a bear market, they’ve seen what these values do as you come out of one and I think nobody’s, nobody’s happier, happy about this any more than y’all are on the call, but I think the more you’ve gone through it the easier it is to be calm about it and to look underneath the price performance of what we own and so all joking aside, I mean of course this isn’t a great morale thing to be in a crash but I think as judged by the fact that Lee and Mason both referred to huge insider buying that kind of I guess says it all, that there are a lot of discretionary additions going on.
Lee Harper – SAM — Vice President
Miranda why don’t we take one from the phones?
Operator
Caller your line is open, please go ahead. Hello?
<Q>: This is Bob Demichael, just a general question regarding the $700 billion rescue package, do you think whether it’s going to do the job in terms of restoring the liquidity and actually getting money moving through the system? We’re still seeing credit lines being pulled with some of the companies that we’re looking at and just wondered what your thought process was pertaining to that?
Mason Hawkins –SAM — Chairman & CEO
Bob I’ll take a shot at it. First of all you know back when the US Government bailed out Chrysler and also New York City, the US Government made good money on those two ventures where they bought various securities. And I think that when the US Government did likewise providing preferred capital to the Citigroup and also when they start buying these various mortgage backed securities with the $700 billion package, they are swapping cash for securities and if they are reasonably sane in doing so they could end up creating a pretty good profit long-term for the American taxpayer. There is no assurance of that but clearly the pessimism and the pricing indicates that a long term buyer that can be patient and wait for normal housing price recovery should do okay. So we feel that you know a lot of this Federal Reserve and Treasury accommodation can be done in a reasonably intelligent manner.
<Q>: Thank you.

Lee Harper – SAM — Vice President
From the web a question about we reopened the fund and thought it was an historically good time to add to our position, do we think that macroeconomic analysis has any place in our methodology and do we use any defensive metrics in our analysis?
Staley Cates –SAM — President
I guess, a couple of different answers there. On the, on the macroeconomic analysis, that’s a no unless it relates to each name. So we don’t think there’s much value to be added with top-down analysis or anything macro, but of course as it relates to an individual holding we’re going the try to be cognizant of how the macro does affect you know that particular company. So there’s definitely no way to ignore it but it is certainly not the primary thing that causes any action that we take. When we talk about you know thinking it was an historically good time to add, again you know you get back to each name, if we thought Dell was cheap at seven times, so we thought it would be a good time to add and therefore encourage our partners to add because we think it’s worth 16 or 18 times, we certainly didn’t perceive that 7 X going to 4 1/2 X. So in that way we hate the short-term quotation loss, we hate that for our partners, but like every other time we ask our partners for money we lead the charge ourselves with our own money which led my brother to give me a birthday present the other day of Stock Investing for Dummies. So we have plenty of people mad at us for doing that, but all we can do is make the rational long-term micro-bet and those odds are much better than trying to predict the macro because that is just a game to which we don’t think anybody brings value.
Mason Hawkins –SAM — Chairman & CEO
I do think that common sense prevails when you start speaking about the macro environment. I mean you don’t have to be a forecaster or a clairvoyant today to know that the financial industries, the insurance companies and the lenders are capital-starved and clearly we think they’re easily identifiable winners. A company like Fairfax Financial or Everest Re that has extreme amounts of excess capital right now ought to be able to take great share in their respected businesses and secondly we believe their pricing for their risk is going to go up because so many people have been befallen and so that’s just a macro fact, that there is a shortage of capital in those particular companies’ arena, they’ve got it, they will benefit from having it and likewise as insurance rates go up to reflect the damage that has occurred, not only from catastrophe claims, from hurricanes and whatnot, but also the catastrophes that have been imposed on the financial balance sheets of their competitors. You will see insurance rates must likely rise and that should certainly help our investees like Willis that get a percentage of those premiums. We’re not macro forecasters, but we are also very cognizant of the environment which our companies live as Staley said and we think that that makes it easier to identify certain winners in the 3-5 year period of time.
Lee Harper – SAM — Vice President
Miranda, do you another question on the phone?
Operator
Yes, we’ll take our next question.

<Q>: Hi, I just wondered if you can comment on the environment for small caps going forward?
Mason Hawkins –SAM — Chairman & CEO
Well small caps, we think, are no different than large caps or international companies. Those that are financed very soundly, those that are managed well, those that have significant market positions versus their competitors and those whose stocks are very undervalued will do very nicely and there is one added benefit for small cap companies, they’re more easily acquirable and certainly they’re on the bargain counter for international investors because of our currency.
Staley Cates –SAM — President
And as it relates to the small cap fund it is interesting to note that the biggest short-term performance damage has been in those companies which going into this financial meltdown were considered to be candidates for either M&A or for some other, maybe going private, whatever type of financial event. It is interesting that as debt went away some of those companies took it on the chin the worst. Texas Industries had 13D filers on it; it’s gone from 89 to under 30. Companies that were small enough and attractive enough to be very good private equity candidates like Del Monte or Service Corp down also very dramatically. So those things aren’t going away just because they can’t be financed in the next 12 or 24 months does not change the intrinsic business value and so those are incredible bargains.
Lee Harper – SAM — Vice President
Miranda, do you have the next question?
Operator
Yes, we’ll take our next caller.
Lee Harper – SAM — Vice President
Hello! Is there a caller on the line?
<Q>: Yes. Hi Lee, it’s Stuart Lucas calling.
Lee Harper – SAM — Vice President
Hi Stuart.
<Q>: Hi! Thank you for this. Do you guys do scenario analysis when you’re doing your appraisals and if so can you generalize about sort of what you see as the reasonable environment as your base case going forward for your companies, what percentage likelihood you apply to that and then what you would apply, what percentage case you apply to the downside case and I guess whether the percentage you apply to the downside has increased in the last 60 days?
Staley Cates –SAM — President
Yeah. Another way to come at that, that I kind of referred to in the opening remarks, is that while we would certainly agree with the school of thought that says you do have different scenarios leading to different outcomes and because we can’t be precise in the real world, you do have this potential range. However, our discipline has always been, as we talk about price to value ratios, we have always tried to boil something down to a single point appraisal. The reason for that is not to be arbitrary, it’s because just like as it comes time to underwrite an insurance policy at some point you do have to pick the number. So within that, you get into the probability of which scenario that you’re looking at indirectly and that’s really what I meant earlier about, we feel like there’s so much more upside in the appraisals because set another way, if we did have this range of scenarios, we are obviously going to err on the side of the worse scenario at this point because to do otherwise would be to bank on a recovery that we can’t see in front of us which means we’re basically extrapolating the worst kind of scenario as we go forward within the appraisals, which is why we think they are more conservative than normal and therefore contain more upside than normal. So that would include, as you do take this down to different companies, if this was a retailer we’re not going to assume they get sales games. If it’s any of our core holdings, looking at reduced guidance, we’re not going to try to use a number higher than that or even have that guidance turn around in a few quarters, we’re just basically finding ourselves trying to be far enough out there on the bell curve that we assume the worst.
<Q>: Well what I hear you saying is not that you’re assuming the worst, but rather that you’re assuming something approaching what might be a steady state and that’s what I guess would be helpful to try to get some clarity on.
Staley Cates –SAM — President
Well when we say, as we go back and forth between worst and steady state, I mean I guess to me steady state would be, what we’re seeing in the last reported quarter of ’08 for example and taking that forward, what I’m saying is we’re looking at ’09 as much worse than ’08. So I don’t know if that helps?
<Q>: Yeah. I mean trying to understand, because to the extent that we as investors kinda share your worldview that would be helpful to understand or if we are more optimistic or pessimistic than your worldview, for each of the companies that would also be helpful to understand and that’s why I’ve tried to drill down a little bit.
Staley Cates –SAM — President
Right. Well suffice it to say that we are below, you know, when we’re using different company growth rates we are, I would never know how to frame that against each investor’s expectation, but obviously this point of ’08 is far worse than anybody expected at the beginning of ’08 and then again we’re using a worse ’09 than what people are seeing late in ’08.
<Q>: Thank you. Yeah, that’s helpful.
Andrew McDermott
Let me add one thing to that. This is Andrew McDermott. You’re seeing that also in the way that we upgraded within portfolios and you’ll see when the third quarter comes out that, for example, in the international portfolio, there’s some financials that statistically were cheaper than perhaps some other companies that were higher quality, but as things got worse the worse case outcome for some of those financials became more likely and we said, well, you know, we’d rather have this company that has a similar price value and it has liquidity to buy in its shares and take advantage of the downturn, however long it lasts, rather than this other company, even though it may have appeared to be cheaper. So that qualitative balance sheet upgrade is very much something that we take into account in addition to looking at that price value number.
<Q>: Thank you.
Lee Harper – SAM — Vice President
Our next question is from the internet. To what extent are hedge funds beating the market volatility and is this higher volatility world something we’re just going to have to learn to live with?
Mason Hawkins –SAM — Chairman & CEO
I think the hedge fund is very definitely responsible for greater price movements and volatility now on the downside because many are being forced to liquidate positions because of their leverage. Secondly, many of them are momentum investors and they have been able to game security prices downward without the uptick rule being in place any longer. So yeah, that probably has accentuated the volatility and the price decline.
Lee Harper – SAM — Vice President
Miranda, do you have another question on the line?
Operator
Yes, we’ll take our next question.
<Q>: Hi. You partially answered this before earlier in the call, but I was wondering if you talk in a little bit more detail about some of the primary detractors in small cap and whether or not the share price decline is really being reflected in compromised investment thesis and destruction of the underlying value? I guess I’m talking more about Washington Post you’ve already touched a little bit on Texas Industries. Not sure how much you can comment exactly intra-quarter but?
Staley Cates –SAM — President
Well we’ll try to comment to the extent that, we talked a little bit about the Post as an example and I can’t remember which quarterly letter, but one of the last few. The Washington Post is a great example of the panic, throwing out things, without regard to underlying value that will win out. So specifically now, it’s pretty much understood by everyone out there that newspapers are a brutal business, that they’ve taken a turn for the worst and that revenues are declining and that it’s just all kind of doom and gloom and you look at newspaper stocks and they’ve just been decimated and what’s so interesting is The Post still trades along with those because it still is perceived as a newspaper company and it still has newspaper analysts that cover it and that’s how everybody’s kind of knee jerk description of it’s industry group, but interestingly the newspaper is only about 15% of the appraisal of that corporation, it’s far more important is it’s Kaplan business, the education business and then secondly it’s cable system. So Kaplan has been a phenomenal company and if it were its own freestanding piece of paper it would be the kind of multiples that the educational companies sell for and it would be dramatically higher than the entire Post right now and then likewise, cable companies whether they use private transaction metrics or whether you value it like something like Comcast. That is another source of incredible undervaluation within the Post and in this kind of market, people shoot first and ask questions later. So it is thrown out on the newspaper garbage heap but we have great assets that are going to stay and you know the stewards of those assets include Warren Buffet on the board and some other great board members whom we respect so it is a place that is in great hands with the free-cash flow that those different pieces generate. And then we did mention some of the things that have also hurt the small cap fund, including kind of busted ARBs if you will, even if there wasn’t really an announced deal, things that were related to debt going away as well as we talked about the unwinding of oil and gas companies and we note that Pioneer Natural Resources which is also in the Partners fund has been a large position in the small cap, so it has suffered dramatically just like that group and that is something that again we think is a complete liquidation phase event that is not going to go on forever. So,
Lee Harper – SAM — Vice President
One of the questions from the internet is on our investment analysis process. How do we ensure that our team thoroughly consider divergent opinions both at the time of the initial investment and once an investment is made, particularly after it begins to underperform, that as for specifics related to Dell, we have talked a bit about Dell but I think it would be helpful to talk a little bit about our process for vetting names and seeing if we have made mistakes.
Mason Hawkins –SAM — Chairman & CEO
Yeah, divergent opinion is not weighted as heavily as divergent facts and you know, as Ben Graham said, you succeed or fail based on your facts and reasoning. We do assign a “no-man” to every prospective investment when some analyst brings it to our group and that person, that no-man or woman as the case may be, is responsible for bringing up conflicting facts and conflicting reasoning and we do run those facts and those various cases to ground talking not only to a number 1 competitor in each case or to past employees if you will, or suppliers and so, we as the largest shareholder group in Longleaf Funds sit around that table and we are as interested in objectivity and rational decision making as you can get. So you know I think owner operators approach this kind of thing a lot more focused and a lot more clearly than you might if it were just a bunch of employees that were trying to you know put the next name in the portfolio.
Lee Harper – SAM — Vice President
Another, a follow on a bit to that is, and Staley talked about this a little bit, it’s case by case. But how severely have business values of existing holdings been hit? I think the question it seems they’ve been hit a lot because they use the word severely, so maybe we can talk on average about how our values have changed.
Staley Cates –SAM President
Yeah when we tally up the damage from the appraisal pain that we’ve talked about you know in this calendar year, that’s, it’s going to be, it’s going to be a negative number probably in the mid single digits, I mean we haven’t run this precisely, but you know somewhat of an offset has been making portfolio tradeoffs to try to sell higher priced values to buy lower ones, as well as some companies like DIRECTV have continued to build their value even in a really bad time. So it hasn’t been quite all doom and gloom although that’s the first thing we want to always disclose and address. But overall it’s been that kind of, that kind of composite appraisal hit.
Lee Harper – SAM — Vice President
The next question we’ll take from a caller. Miranda do you have another caller on the line?
Operator
Yes we’ll take our next question.
<Q>: Hi this is Kirk Bower. I had a question about the price to value calculation that you had mentioned much earlier, you were talking about how it’s as low now as it ever has been. Do you have some metrics on that, where is it right now?
Staley Cates – SAM — President
Yeah, it’s, across the three funds it’s in the low 40s and that’s really kind of amazing that’s against our long term average because as we’ve chartered this over a couple of decades our long term average price to values in the high 60s and that’s kind of intuitive because if we profess to buy 60 cent dollars and we’ve discussed how we always sell 100 cent dollars no matter what, and at any given time we may be holding some 80 cent dollars in a normal time, you can see why the long term average might be in the high 60s. So to be in the low 40s is unprecedented. The only other time we broke under 50, was we had a 48% very quickly at the end of the bubble and that’s the only other time that the composite went under 50.
Mason Hawkins – SAM — Chairman & CEO
And the end of the Internet bubble of March 2000.
<Q>: Right thank you.
Lee Harper – SAM — Vice President
That, that question kind of follows along with this one from the Internet. If you’re going to continue your monthly investment feature in either Longleaf Partners or Longleaf International which would you select at this time and continue for the next six months? Given what we’ve just said those funds are equally attractive on a price to value basis.
Staley Cates – SAM — President
All three of them.
Lee Harper – SAM — Vice President
All three, sorry, the question just talks about two but all three funds are equally attractive and as Mason mentioned earlier we’ve just made a very substantial additional investment across the funds, so our guidance to the extent that we, that we’ve just shared, what we’re doing with our capital, is they’re all three very attractive and you know we’re putting it in all three at this point. Miranda do you have another phone question?

Operator
Yes we’ll take our next question.
<Q>: Yeah hi, the question, this is a micro question about Fair Isaac Corporation, do you anticipate that there will be secular challenges with Fair Isaac given the end markets they serve?
Staley Cates –SAM — President
I’m sorry we’re going to have to dodge that one for the same reason I talked about earlier. We’re just not going to get into specific investment cases right this minute, not to try to be difficult but there’s no point in telling our competition anything and if, you know, if the company wants to buy shares cheaply there’s no point in our trying to talk them up, if we still like them, so we just, we’ve got to dodge that I’m sorry.
<Q>: Okay.
Lee Harper – SAM — Vice President
On the Internet a question about, is it possible that our intrinsic value calculations that we, in our intrinsic value calculations that we systematically underestimate the cost to capital? Perhaps we could talk a little bit about what we use as cost to capital.
Staley Cates –SAM — President
Well our discount rates we think are incredibly conservative which is how we come at the whole cost to capital. Not only are our discount rates we think way higher than what they should normally be over government’s, but we do assume an all equity kind of model where our discount rate is basically saying that there is no cost to debt, it’s not giving the benefit of, of a cost to capital being lowered by any kind of you know cheaper debt than equity. So maybe another way to say that is if we’re using discount rates of 10% very oversimplistically, that might be in [INAUDIBLE] in the mid-teens for somebody that levered that project on, on kind of a conventional basis, although I guess that’s ironic to say now because nobody is financing anything. I think also that we do believe long term that’s a very safe discount rate we’re using, but in the short term Mr. Market is obviously worried about that because if you look at where corporate bond yields are, you know you could argue we’re not that conservative since the corporate bond yields are equally just blown up, whether that’s junk bond or high grade corporates. So you know, that’s symptomatic of the same problem and you know those spreads are incredibly attractive relative to their universe the way our equity spreads are attractive to normal equity pricing.
Lee Harper – SAM — Vice President
On the Internet we got a question, I know you’re bottoms-up investors but I think a lot of our clients and some of us are feeling that systematic risk is very high today. So while there are great valuations in the market it doesn’t matter because the system is going to freeze up. What are you looking at that gives you comfort that the system is not going to grind to a halt?

Mason Hawkins –SAM — Chairman & CEO
Well first of all, that’s kind of been a common refrain at every bear market bottom and secondly the system has frozen up in terms of liquidity provision and yet you know if you are a long term investor and your companies aren’t dependent on overnight commercial paper lending or a bank loan, you know that puts you in a very strong position because you’re taking advantage of your competitor and you’re doing things with you’re doing things with your capital that can build more value per share besides just expanding your output and maybe even buying a terrific opportunity as Ebay did with Bill Me Later to go with its PayPal dominant position, or whether it’s just the buying of shares with your free cash flow and your balance sheet liquidity. So you know these kind of systems, systematic freeze ups occur intermittently and you know the companies that have financial integrity and strength are always the beneficiaries and we feel that we’re in a terrific position to, to be helped by this situation now.
Lee Harper – SAM — Vice President
I think some, some folks listening in are wanting some clarification on a few things, one is we mentioned the 11% free cash flow yield that we have across the portfolio today and to be more specific is that at original cost or at today’s market value?
Staley Cates –SAM — President
Yeah I’m glad the question came up so we can be clear here, because it is apples to oranges when we talk about on one hand an 11% free cash flow yield and then on the other hand the down 30% this year. We’re not saying when we talk about this free cash flow yield at 11% that this our long term return expectation because we think, we think our long term return is much higher than that, that is just a beginning baseline so that, that’s against today’s market value first off, but second off that is again without any growth and that’s without any reinvested profits on that coupon doing something that’s very high return over and above cost to capital. So you get to a number just using those pieces that’s a lot higher than 11% but again that’s all before the re-pricing of the 11%. So flipping the 11% over that’s a 9 PE and if the 9 PE went to a 14 PE which is the century long average of the stock market, you know, that
Mason Hawkins –SAM — Chairman & CEO
Higher interest rates
Staley Cates –SAM — President
That’s a 50% gain or likewise of our P to Vs went to historic P to Vs that’s a more than 50% gain, if it took say five years to get those kind of 50% moves upward and just over re-pricing, that would be a kicker of around 10% per year on top of these other pieces we’re talking about. So we’re not trying to be hypey but there are just a lot of different ways when you start adding those pieces together to get a lot higher than 11% and of course that better be the case or else how can we you know, how can we be down this much in the short term.
Lee Harper — SAM — Vice President
Another clarification is we did talk about how conservative we’re trying to be in our appraisals and adjusting them to this tougher economic environment, Staley mentioned that we said you know our earnings assumptions are worse in ‘09 than what we’ve had in ’08 but that doesn’t obviously mean we have a prediction about what the market will do in ’09 versus ’08, we think that you know negative outlook is built into the prices and we sure don’t know when the market is going to turn, so just [INAUDIBLE] about that.
Staley Cates –SAM — President
Yeah we just mean the earnings, yeah the earnings that we’re capitalizing we think those earnings will be weak but that’s imbedded in values that we think take all that into consideration.
Lee Harper – SAM — Vice President
Is there another call on the phone Miranda?
Operator
Yes we’ll take our next question.
<Q>: This is John Mundy. Two questions. One is have you considered putting more stocks into each of the funds to reduce the risk potentially and secondly back in the early 70s is one of the bear markets that you talked about, that bear market I believe lasted until 1982 which is an awful long time and stocks didn’t appreciate very much during that time. How are you maybe thinking about that today?
Mason Hawkins –SAM — Chairman & CEO
I’ll take a crack at it. First of all we want to concentrate our dollars in the 20 or so most qualified investments, those with the best P to Vs, those with the longest balance sheets, those with the most compelling positions in their industry and hopefully those that have the best partners in the corporate CEO helm. On your question about the 70s, the first and foremost you had a very significant bear market in 73 and 74 as we said, the market returns in 75, 6 and 7 were some of the most attractive returns investors have ever experienced coming out of a bear market. They did, they did wane in the latter years of the 70s as inflation became a huge, huge problem. So you know if you take from the beginning to the end of the decade, yes the average return on stocks was, was not attractive, but if you take from the post bear market lows in November and December of 1974 until the recovery afterwards until about 78 you had huge returns and we spoke about the two down years for value stocks it’s occurred until now four times prior where two years declined in a row and those recoveries from those two, those two years of decline were astronomically big. I mean the averaged 60% and you know we think that we’ve set ourselves up for those kind of opportunities when as I said earlier, when the fear ebbs this time.
<Q>: Thank you for that clarification.
Lee Harper – SAM — Vice President
On the website a question and just so people know we have almost 200 questions pending, so we’re trying to get to a lot of them, please be patient and there may be some that we don’t get to but we are trying. Reflecting on Longleaf’s history when engaging a potential, how important is it for management to be aligned with shareholders through reasonable incentives?

Mason Hawkins –SAM — Chairman & CEO
The first, the first financial statement we look at, public statement is the proxy statement, one of the first and clearly you know we want to see the proper alignment there. We love it when people work for free and own a bunch. I mean if you go to say Fairfax for example, Prem Watts owns a tremendous amount and takes a very small compensation, out as compensation, or if you went to Berkshire, Mr. Buffett virtually works for free and he owns 40+%. So it’s very important to have owner operators properly aligned. We have never issued a stock option at Southeastern. We don’t like one-way compensation structures where you know if people take risky positions and it works out they win but if they lose the shareholders get the loss. We’ve seen you know a plethora of that in New York City and in investment banking and in commercial banking worlds. So your question is a very good one. We want owner operators at risk with us and we, we like it best when they buy their stock and don’t get it for free.
Lee Harper – SAM — Vice President
Is there a question on the phone Miranda?
Operator
Yes, we will take our next question.
Lee Harper – SAM — Vice President
Thank you.
<Q>: Hi, you are quite justifiable focusing on companies with a lot of financial strength. But what about a company like Level 3 that has questionable refinancing capabilities as is claimed in the credit market. How do you see them being able to work through it because it seems like if they did another convertible at a price of less than $2 a share, it would be catastrophic for the short term.
Staley Cates –SAM — President
Without getting into a lot of Level 3 detail that we haven’t already disclosed or filed, we are obviously comfortable with their position or we wouldn’t still be there. Some of the information that has been put out about their balance sheet, the refinancing and all that is just completely false. It is based on some very specific stuff coming out of the shorts. If you look at the specific profile that they have, if you look at when they really do have maturities coming due, which is a couple of years away and you look at what EBITDA coverage should be in 2009 compared to what they would need to raise capital or meet maturities at that point, all of those things make us okay with that and they have said in multiple conferences here recently that they likewise don’t feel any stress. And to your last point, they continue to use the phrase equity friendly, i.e. they are fully aware that, I think you said disastrous but something like that; they are fully aware of what it would do to the equity values to do something like that and you know, we would just like them to show their numbers and continue to perform as they have this year after their screw up last year and then we think you know, they’re in good shape on that front.
<Q>: They also made the comment recently and that is what provoked my question “equity friendly” isn’t what it used to be.

Staley Cates –SAM — President
Well
<Q>: That didn’t come from me, that came from them.
Lee Harper – SAM — Vice President
Huh! We have a question on the internet that says that clearly the message is that now is not a time to sell and probably a great time to buy more shares of Longleaf, but if one is cash poor and has some poor performing investments elsewhere, what do you think of selling those on the theory that Longleaf’s upside potential is better?
Mason Hawkins –SAM — Chairman & CEO
We don’t know what you own so we won’t comment.
Lee Harper – SAM — Vice President
Yeah, we don’t have any place relatively better for our money though. Going through some of the questions that we have already answered, how about, historically, we have not owned technology stocks; how did you get and maintain the industry knowledge that may apply to technology companies. That’s a little bit about how we get comfortable with the research.
Staley Cates – SAM — President
Well the hurdle is pretty high for us because we have lower IQs than probably everybody, than anybody else in our industries so we are pretty demanding that it be something we can understand and that we can understand going out 8 or 10 years not 8 or 10 quarters and so very few of the technology companies meet that test. Having said that, we don’t turn a total blind eye as some value managers do because we do think that are some things that can be understood and that have advantages that can last. So if we kind of go, name by name, Level 3 has an internet backbone that physically just cannot be duplicated and the number of its competitors that have been rolled up or have gone away has shrunk so dramatically, that they are left in a really great competitive position and we don’t think the streets will be dug up again and that capital will be raised to bring a competing network as it relates to that one. Dell, as Mason talked about at our annual meeting which is I think still on the website, Dell is more of an assembly and logistics company than a tech company. They are all about standardization and commoditization and delivering things cheaply and efficiently. Not hanging on to a propriety technology that is the kind that keeps you awake at night.
Symantec is a software company because we don’t worry, what will that software look like off the shelf in five years because the threats change every day. So as they fight viruses and everything else that just morphs all the time, that is kind of an attractive place to be instead of just selling a package that somebody is going to come shoot at a few years from now. The most, I guess the most techie thing of our tech holdings would be Sun, and yet what is so interesting is some of the things that are hard to extrapolate or understand, we are getting for a negative value. I.e. the few pieces that are incredibly clearly well understood alone make the stock cheap. Some of the things that may be tougher to see out there five years, are complete gravy and aren’t even necessary for this investment to be a fantastic one. Also, to be more specific on your question, we spent tons of time with customers. They are the best proxy in our opinions, so huge investing users of some of this technology gives us great insights on the technology itself. We also use people like Gartner or other outsiders, just in technology where it is difficult to sometimes understand the product the way we might if we were a frontline user of it. And then I guess lastly, Richard Hussey, who is our own IT Guru is a huge resource on the ins and outs of this as far as just, you know, our in-house analytical team.
Lee Harper – SAM — Vice President
The next question on the internet is two-fold. Do you have a view of the risks inherent in credit default swaps and other derivative instruments that are embedded in the financial system and do you think the mark to market rule should be relaxed?
Mason Hawkins –SAM — Chairman & CEO
Interestingly, last Thursday I was at the Columbia University 75-year celebration of Security Analysis, Ben Graham’s classic book and we had a lot of very, very wise people assembled in that celebratory gathering and I asked that specific question to a panel of very wise longterm investors and no one had the answer. We know there were $62 trillion worth of CDSs sold or written and we have only seen the tip of the iceberg of those that have sold these promises to make whole bonds that matured. And clearly some of those were on AIG’s balance sheet where a group of 400 people sold AIG’s credit protection without any reserve being set aside. We believe that a lot more of those that sold credit protection through CDSs are going to have to come clean and in the next few months we will find out who those irresponsible sellers of credit protection. Those victims of having sold credit protection should be weakened, if not destroyed and it ought to help us as we go forward and compete with the companies that we own.
Lee Harper – SAM — Vice President
We are scrolling through to see the questions that we have not already answered. Is there someone on the phone Miranda?
Operator
There are no phone questions at this time.
Lee Harper – SAM — Vice President
Okay, we can’t answer the trading question, we answered the question about our [INAUDIBLE]. This is a great one. Are companies still really buying back shares at this point or are they hoarding cash like the rest of corporate America?
Mason Hawkins – SAM — Chairman & CEO
Well, we can speak affirmatively using as we said at the annual meeting the Partners Fund. 15 of our 21 companies that we own in Longleaf Partners Fund are buying in their shares and we might add some very aggressively, as Staley indicated that Dell at a rate retired more than 20% of its shares in 2008.

Lee Harper – SAM — Vice President
Okay. We talked about that already. Apologies, we’re going through the questions right now as we go. One question is have you looked at the taking over of some closed-end funds at huge discounts and open-ending them?
Mason Hawkins – SAM — Chairman & CEO
The answer is no, we have not done that.
Lee Harper – SAM — Vice President
Anything that significantly worries you?
Staley Cates – SAM — President
One question is you have mentioned a lot of positives for the long haul, is there anything going on that significantly worries you as far as either fundamental economic issues, investment trends, stresses etc.? It is a good question and we touched on this at different points and Mason did as well but on the things that are controllable and that are appraisable, we have discussed how we think we have addressed those, so I guess, you know, we are left with what Mason was saying with contrasting to the depression. So we have a depression-type stock market, the obvious fear then becomes does this turn into the depression? Well as Mason says, if we do not do completely idiotic things like restrict free trade and contract the government and ignore the liquidity problems, we think we are much better off in that environment for the reasons that he said but that would remain our, I guess the caveat is just that if Washington felt compelled to somehow make the same mistakes on trade, make the same mistakes on taxes, things like that, I guess we would have to have another look at how that would affect our appraisals, but from actions so far coming out of both parties, it is hard to see some of those disaster things recurring.
Lee Harper – SAM — Vice President
The next question on the web is why did you avoid investing in the likes of AIG and Lehman?
Mason Hawkins – SAM — Chairman & CEO
Well, that is reasonably easy for us. First of all the extreme leverage and both of those companies were geared as much as 35, 40:1 and as you know, when you have that kind of leverage, it only takes 2 or 3% of your assets to go bad before your stock-holder’s equity is completely eliminated. I.e. you have no book value and there is bankruptcy to face. And so, you know, if you have got that kind of leverage, we almost always pass because we can’t know enough about the assets to ensure that our equity is safe regardless of the discount of the stock to that appraisal because the appraisal is so at-risk.
Staley Cates – SAM — President
Another set of questions as we scroll through these. There are quite a few about shorts and uptick rules and things like that and I guess on that, on many of those questions we would just say it is not something we have focused a lot on and there is no doubt that some of the shorts have created some fundamental problems rather than just recognizing things that deserve to be shorted but to us, that is not a long-term piece of the calculus that is going to hurt the companies that we own or that we have very strong feelings about or that we get involved in lobbying against or anything like that and we just can’t control, you know what the shorts do. They have come after plenty of our companies like of Fairfax, but if the values are there and the company is fine, then the value wins out.
Lee Harper – SAM — Vice President
One of the things that we have seen several people repeatedly asking, I guess people calling in late or joining late is just to reiterate what the price to values on the funds are right now. All three are in the low 40% range and this compares historically to basically the lowest they have ever been. So that is where we are on price to values. The other question that has been asked several times is related to the cash. We are pretty much fully invested at this point to the extent that we are finding higher quality business that are also as cheap as some that we own. We are making some upgrades so we are using existing holdings as the source of new funds, plus cash that has come in from our shareholder partners, and then finally, another question that has been asked several times is related to capital gains. We will be paying capital gains out in all three funds. The small capital will be somewhat negligible. The other two funds will have some more because of gains that we have booked earlier in the year and late last year and those estimates will be posted on the web in the next couple of weeks. The distribution will take place on November 6th. So we will continue to scroll through these questions but those were several that kept being re-asked.
Another question on the internet is would you address the leverage that your holdings might be using?
Mason Hawkins –SAM — Chairman & CEO
Well, first of all, you know, the Longleaf Partners three portfolios don’t use leverage. Our investees by and large are leverage free and most are providing cash liquidity to buy their shares and or expand their businesses. So that is one thing we feel very good about.
Lee Harper – SAM — Vice President
It is going on an hour and a half here with this call so we do not want to drag this out too long. We may have another person on the phone, Miranda do you have a caller?
Operator:
Yes we will take our next question.
<Q>: Hey guys, this is Drew [INAUDIBLE] calling. How you doing? You mentioned briefly Staley coming out of GM equity and going in the debt side, can you guys talk a little bit more about your analysis as to which side of the balance sheet you are playing on right now and can the debt side be sort of a capital preservation tool right now just until you see a turn in the market?
Staley Cates –SAM — President
I hate to be difficult but I do not want to get into that because if the GM debt is still something that we are interested in and could potentially add to it really harms us in kind of going through our case there and so I just cannot....
<Q>: I am not talking specific to GM; I am just talking in general debt versus equity.

Staley Cates – SAM — President
Oh I am sorry yeah we will absolutely look at all forms of debt and have historically. I mean our Level 3, what is now a Level 3 common position started out as distress Level 3 debt. We had several other holdings coming out of the internet bubble where it was a busted piece of debt. I guess the thing that will always make it a light weighting though is that there is so much debt out there in this environment that is incredibly relatively attractive but there is not enough for us. You know compared to our equity competitive goggles. It has to be something that is as attractive as buying a 40 cent dollar and as attractive as a lot of this debt is it is hard to meet that test. But has you can image right now there is more on our radar that there has been in quite some time. We have gone deeply in a couple of different debt issues here recently that will show up in portfolio later.
Mason Hawkins – SAM — Chairman & CEO
I might just add that we have always looked at the full capitalization of each company when we explore an opportunity and really we are not unmindful that there is pecking order of priority there where debt has certainly less risk, then you get down to converts and sub-debt and preferred stock before you get the common and so if you got one part of the capital structure explaining this price debt you know you could better risk and return parameters that would be attractive. So, yes your question is a good one considering where we are in today’s world and you know if they misprice certain parts of that capital structure it will be vigilant.
Lee Harper – SAM — Vice President
Miranda, are there any other calls on the line.
Operator:
Yes we will take our next question.
<Q>: Oh yes hi, Rob Freeman from New Jersey. I am a fellow OID subscriber and two issues ago they had the transcribed Prem Watts’ addressed to the shareholders. I would image it was Fairfax not his investment firm. As I preface my question I would never advocate, never feel comfortable, either investing on my own or investing with anyone else in terms of timing the market, etc., etc. but he had mentioned that he had moved over 75% of his portfolio to cash last year. I would just like your random thoughts on that. I do not know if you actually read that edition or not but just curious to know what your reaction was to that if you did read it.
Mason Hawkins – SAM — Chairman & CEO
Prem has owned US government bonds and had a very liquid position for a good while now. He has been very opportunistic recently buying individual equities, he had another pile in today where they picked up another very discounted stake, they believe. So he has been very well prepared for this environment. He is very well positioned, probably better positioned than maybe any of our investees to take advantage of some of the current dislocation.

Staley Cates – SAM — President
Also I guess it is worth pointing out he just did the obviously unbelievably great job on credit default swaps but he did have enough, there was a enough notional bet there to kind of make it mandatory to hold a lot of cash. In other words that the, if you look at overall notional movements there it was......
Mason Hawkins – SAM — Chairman & CEO
He had another $24 billion of notional credit defaults swaps purchased and so would require a liquid balance sheet to maintain that position.
<Q>: So he did not sell equities as far as you know he already had a very liquid position.
Mason Hawkins – SAM — Chairman & CEO
He has been extremely liquid for over, five or so years.
Staley Cates – SAM — President
And even now as he has been buying equities he is trying to stay not long so he is probably, he gave a presentation the other day where they talked about shorting the index even against stuff they bought, so they remained very bearish and that has obviously been.
Mason Hawkins – SAM — Chairman & CEO
Market neutral might be a better way to say that.
<Q>: Interesting, well thank you.
Lee Harper – SAM — Vice President
We are heading into being an hour and 40 minutes on the call so I think that this point there are so many questions queued up and we know that we have not gotten to a lot of them but it is going to be hard to get to them so I think it probably makes more sense to give some final closing thought and then say that we will be putting a client letter out on the website shortly, i.e. in the next day or two and then as we said earlier our third quarter report will be with all the full holdings and discussion of things that contributed. We will post that on November 13th and to the extent that we can there are a lot of questions but if there is something we find that we do not think we answered on the call or will not be answered in the quarterly report we will do our best to possibly get back to you one on one via email on the questions we have not be able to answer. Mason, you have some closing thoughts?
Mason Hawkins – SAM — Chairman & CEO
Yes in closing I think it is proper to summarize that this is a terrific long-term opportunity for serious investing and that it is never comfortable and it is never easy when you go through these periods but it is extremely profitable and so we feel good about how we position these three portfolios to take advantage of this and we believe the outcome is going to be quite attractive for our partners and for our shareholders. The other thing that I would like to add at the end here is the comment on something Warren Buffet said. He said you get the shareholders you deserve. In Longleaf’s case we may have the best shareholders in the universe, as Lee said earlier we had net additions throughout this whole period. You have been extremely patient and supportive and for that we just want to say thank you because it has enabled us to behave on your behalf much more sanely and intelligently than if we had other than the kind of wise and long-term supportive shareholders that we have here so for all of us we thank you for that and we will stay tuned to see if we can execute as well as we discussed today.
Lee Harper – SAM — Vice President
Thanks everyone, we appreciate it and we will talk to you sometime in the future.
Operator:
That does conclude today’s conference call. We would like to thank you all for your participation. Have a great day.
This material should be preceded or accompanied by a Prospectus. Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended September 30, 2008 are as follows: Longleaf Partners Fund, -30.78%, 2.70%, and 7.32%; S&P 500 Index, -21.98%, 5.16% and 3.06%; Longleaf Partners Small-Cap Fund, -28.96%, 7.43%, and 9.38%; Russell 2000 Index, -14.48%, 8.15% and 7.81%; Longleaf Partners International Fund, -26.52%, 6.55%, and 10.79% (since inception 10/26/98); EAFE Index, -30.50%, 9.69% and 4.02% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.

SOUTHEASTERN ASSET MANAGEMENT, INC.®	Investment Advisor to:	Longleaf Partners Funds ®

www.longleafpartners.com

(Green line)

Profile

Year Founded	1975
Headquarters	Memphis, Tennessee
Research Offices	London, Tokyo & Singapore
Ownership Structure	Independent; 100% employee owned
Investment Discipline	Value oriented; long time horizon
Target Return	Inflation + 10%
Portfolio Management	Team approach

Assets Under Management (9/30/08)	$34.0 billion
US large cap separate accounts	$ 9.3 billion (closed)
International separate accounts	$ 1.0 billion
Global separate accounts	$ 9.2 billion
Longleaf Partners Fund	$ 8.9 billion
Longleaf Partners Small-Cap Fund	$ 2.7 billion (closed)
Longleaf Partners International Fund	$ 2.9 billion

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Partnership Investing
Southeastern employees and their families are the largest shareholder group of the Longleaf Partners Funds. Southeastern aligns employees’ and clients’ interests by requiring all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance). The Longleaf Funds are also the exclusive equity vehicle for Southeastern’s retirement plan.

(Green line, same as above)

Research Team

O. Mason Hawkins, CFA	Chairman and CEO	Based in Memphis
G. Staley Cates, CFA	President	Based in Memphis
Scott Cobb	Vice-President	Based in London
Jason E. Dunn, CFA	Vice-President	Based in Memphis
Ross Glotzbach, CFA	Vice-President	Based in Memphis
E. Andrew McDermott	Vice-President	Based in London
Ken Ichikawa Siazon	Vice-President	Based in Singapore/Tokyo
Lowry H. Howell, CFA	Analyst	Based in Memphis
Josh Shores, CFA	Analyst	Based in Memphis
6410 Poplar Avenue *  Suite 900  *  Memphis, TN 38119  * (901) 761-2474

SOUTHEASTERN ASSET MANAGEMENT
Investment Philosophy
Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
Buying stocks at substantial discounts to their corporate worth:
•	Protects capital from significant loss over the long-term

•	Allows for large reward when the value is recognized
We are business analysts. Our process is bottom-up.
Security Selection Criteria
•	Understandable

•	Financially sound

•	Competitive advantages

•	Generates free cash flow which will grow

•	Pricing power

•	Honorable and trustworthy

•	Capable operators

•	Capable capital allocators

•	Shareholder-oriented

•	Proper incentives
60% or less of intrinsic value where appraisal is determined by:
•	Present value of future free cash flows

•	Current liquidation value

•	Comparable business sales
Sell Criteria
1. Price reaches appraisal and no margin of safety remains.
2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at less than 60% of its value.
3. Future earnings power becomes severely impaired by threats to the business.
4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly.

SOUTHEASTERN ASSET MANAGEMENT, INC.
Investment = Safety of Principal + Adequate Return
Assumption: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value.*
*this chart does not reflect the performance of any particular security
Competitive Advantages
1.	Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties.

2.	Valuation: We are business appraisers. Our valuations anchor our investment process.

3.	Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal.

4.	Concentration: We invest in the most qualified businesses (approximately 20), and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a larger number of inferior businesses at higher prices.

5.	Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs.

6.	Management-Partnership: We buy a new business only after meeting senior management and/or scrutinizing their personal backgrounds and business capabilities.

7.	Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners.

8.	Continuity: The team approach to portfolio decisions and the multi-generational structure of the team’s members ensure the continuity of the investment disciplines employed for over three decades.

9.	Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns.

SOUTHEASTERN ASSET MANAGEMENT, INC.®
Partial Client List

Corporate Retirement Plans
American Airlines	Nestle
Bhs	Northern Foods
Cable & Wireless	Northrop Grumman
Cox Enterprises	OfficeMax
DSG	Ormet
DTE Energy	Pactiv
EDS	Parker Hannifin
General Mills	Pearson Group Pension Trustee Limited
Kellogg Company	Reuters
Lloyd’s Register	Rollins
Lloyds TSB	Smurfit-Stone
Lonza America	Stagecoach
National Australia Group	Syngenta
National Grid USA	Tesco

Academic Institutions
Allegheny College	Syracuse University
Claremont McKenna College	Temple University
Cornell University	University of Colorado
Georgia Tech	University of Georgia
Grinnell College	University of Nebraska
Groton School	University of Pennsylvania
Hamilton College	University of Pittsburgh
Loyola University New Orleans	University of Rochester
St. Andrew’s School	Wellesley College

Foundations and Nonprofit Institutions
American Legacy Foundation	North Shore-Long Island Jewish Health System
American Museum of Natural History	The Andrew W. Mellon Foundation
American Psychological Association	The Church Pension Fund
Carnegie Institution of Washington	The Nature Conservancy
Dana-Farber Cancer Institute	The New York Public Library
Gordon and Betty Moore Foundation	Yawkey Foundation
Kauffman Foundation
Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/08. They are not selected because of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides. For investors in Longleaf, this material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.